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MAR 0 4 2019

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/2018___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___STONEPINE ADVISORS, LLC___

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

200 Middlefield Road, Suite 104
(No. and Street)

Menlo Park	**CA**	**94025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner   **650-866-5371**
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Moss Adams LLP
(Name - if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	**Dallas**	**TX**	**75231**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____James Reilly_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Stonepine Advisors, LLC_____ , as of _____December 31, 2016_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Subscribed and sworn
to before me
this _____ day of _____ 2017

_____
Signature

_____
Title

_____
Notary Public

PLEASE SEE
NOTARY ATTACHMENT

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

~~Signature of Document Signer No. 2 (if any)~~

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of *San Mateo*

SOHEIL MICHAEL TAHERIAN
COMM. #2265065
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Oct. 29, 2022

Subscribed and sworn to (or affirmed) before me
on this _26th_ day of _February_, 20_19_,
     Date   Month   Year
by
(1) _James Reilly_

(and (2) _____),
     Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _____
     Signature of Notary Public

Seal
Place Notary Seal Above

──────────────────── **OPTIONAL** ────────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

STONEPINE ADVISORS, LLC

CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 28, 2019

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	42,602
Due from related party		31,979
Prepaid expenses		11,622
TOTAL ASSETS	$	86,203

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	18,469
Deferred revenue		5,000
TOTAL LIABILITIES		23,469
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY		62,734
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	86,203

The accompanying notes are an integral part of these financial statements.

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Menlo Park, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees from investment banking and venture capital activities are recognized when a client completes a transaction. Consulting fees are recognized as the services are performed and retainer fees are recognized over the period to which the retainer relates.

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. All the Company's revenue in 2018 was for consulting services. The Company adopted this standard using the modified retrospective approach. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes private placements commissions, advisory fees, and fairness and valuation opinions. Accordingly, the Company's adoption of this guidance did not have a material impact on its financial or regulatory capital. There was no impact to member's capital as of January 1, 2018.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company has determined that $42,000 is an allowance for doubtful accounts is necessary as of December 31, 2018. The Company does not typically recognize interest income on trade receivables.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2016, 2017 and 2018.

Note 2 - Summary of Significant Accounting Policies (continued)

Contract Balances

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2018 was $5,000. There were no prior year commitments that related to current year revenue.

Advertising

The Company expenses its advertising costs as incurred. Advertising expense, included in advertising and marketing, was $3,444 for the year ended December 31, 2018.

Note 3 – Commitments and Contingencies

The Company leases its office under a month-to-month operating lease agreement. In January 2018, the Company entered into a month to month lease for its new office in Menlo Park, California with monthly rent of $2,185 through December 31, 2018, and on a month-to-month thereafter. Rent expense for 2018 totaled $28,137.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Note 4 – Related Party Transactions

As of December 31, 2018, the amount due from the sole managing member for expense reimbursement was $31,979.

Note 5 - Recently Issued Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and relate disclosures.

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 6 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2018, the Company's net capital was $19,133, its ratio of aggregate indebtedness to net capital was to 1.2266 to 1, and its net capital was $14,133 in excess of the required minimum net capital.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

Note 7 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2018, revenues from one customer represented 100% of total revenues.

Note 8 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its Managing Member. As of December 31, 2018, the Company had cash of $42,602 and liabilities of $23,469.

Management has carefully reviewed existing conditions with particular consideration whether the Company will be able to meet its obligations as they become due within the next year. The managing member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

Note 9 – Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not contain any adjustments that might result from the outcome of these uncertainties.